April 17, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jeffrey P. Riedler

Re:	Foundation Healthcare, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 8, 2014

File No. 001-34171

Dear Mr. Riedler:

This letter is being furnished on behalf of Foundation Healthcare, Inc. (the “Company”) in response to comments in the letter dated April 17, 2014 (the “Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mark Kidd, Chief Financial Officer of the Company, with respect to the Company’s Preliminary Proxy Statement filed on April 8, 2014 (the “Proxy Statement”).

A copy of this letter is also being sent under separate cover to Austin Stephenson of the Staff.

Proposal Two, page 25

Comment 1:

We note that shares of your common stock available for issuance will increase in the event that you amend your certificate of incorporation to implement a reverse stock split. Please expand your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosures to so state.

Response 1:

The Company has no specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the proposed amendment to the Company’s Restated Certificate of Incorporation to implement the reverse stock split. Accordingly, in response to the Staff’s comment, the Company proposes to modify its disclosure as underlined below:

Foundation Healthcare, Inc.

14000 N. Portland Avenue, Ste. 200, Oklahoma City, Oklahoma 73134

405-608-1700 p • 405-608-1780 f • www.fdnh.com

United States Securities and Exchange Commission

Division of Corporation Finance

April 17, 2014

“Although the Reverse Stock Split will not have any dilutive effect on our shareholders, the proportion of shares owned by our shareholders relative to the number of shares authorized for issuance will decrease because the proposed Amendment maintains the current authorized number of shares of common stock at 500,000,000. The remaining authorized shares may be used for various purposes, including, without limitation, raising capital, providing equity incentives to employees, officers or directors, effecting stock dividends, establishing strategic relationships with other companies and expanding the Company’s business or product lines through the acquisition of other businesses or products. In order to support the Company’s projected need for additional equity capital and to provide flexibility to raise the capital necessary to finance ongoing operations, the Board of Directors believes the number of shares of common stock the Company is authorized to issue should be maintained at 500,000,000. The Company does not, however, currently have any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the approval of the Reverse Stock Split (meaning those shares available following the Reverse Stock Split in excess of those available prior to the Reverse Stock Split).”

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (918) 256-0510.

Sincerely,

/s/ MARK R. KIDD
Mark R. Kidd Chief Financial Officer

cc:	Stanton Nelson, Foundation Healthcare, Inc.

Robert E. Puopolo, Greenberg Traurig, LLP

Austin Stephenson, Securities and Exchange Commission

Daniel Greenspan, Securities and Exchange Commission